SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        The Registrant announces that it will hold an Extraordinary General Meeting of Shareholders on February 21, 2006 at 11:00 a.m. (Israel time) at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel-Aviv, Israel. In connection with the meeting, on or about January 25, 2005, the Registrant mailed to shareholders a Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement. Attached hereto as Exhibit 1 is the Notice of Extraordinary General Meeting and Proxy Statement.

Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING

AND

PROXY STATEMENT

February 21, 2006

Elbit Vision Systems Ltd.

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

February 21, 2006

        Notice is hereby given that an Extraordinary General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon &Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on February 21, 2006, at 11 a.m. for the following purposes:

1.	To approve and ratify the agreement between the Company and Mivtach-Shamir Holdings Ltd., and all transactions contemplated thereunder, including the election of Mr. David Gal as a director of the Company and his terms of compensation.

2.	To replace the Company’s Articles of Association to reflect the provisions of the Israel Companies Law – 1999, as amended.

        Shareholders of record at the close of business on January 24, 2006 will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Elbit Vision Systems Limited

Date: January 25, 2006

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PROXY STATEMENT

ELBIT VISION SYSTEMS LTD.
New Industrial Park
Post Office Box 140
Yoqneam
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

February 21, 2006

        The enclosed proxy is being solicited by our Board of Directors for use at the extraordinary general meeting of our shareholders (the “Meeting”) to be held on February 21, 2006, or at any postponement or adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on January 24, 2006. On that date, we had outstanding and entitled to vote 26,762,217 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about January 25, 2006. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., New Industrial Park, Bldg 7, P.O. Box 140, Yokneam, 20692, Israel.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 51% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week, to February 28, 2006 at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, any two shareholders present in person or by proxy, shall constitute a quorum.

        Proposal 1 to be presented at the Meeting, requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on such proposal who do not have a “Personal Interest” (as defined below), or (ii) the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on such proposal and do not have a “Personal Interest”, does not exceed 1% of all the voting power in the Company.

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        A “Personal Interest” of a shareholder, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

        Proposal 2 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, a seventy-five percent majority of the votes actually cast with respect to such proposal.

PRINCIPAL SHAREHOLDERS

        The following table and notes set forth information, as of January 24, 2006 concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Owned	Percent of Class
Altro Warenhandels GmbH (1)(2)(3)(4)(5)(6)(7)	3,500,000	12.09%
Nir Alon Holdings GmbH (3)(6)(7)	2,450,000	8.47%
Elbit Ltd. (3)(4)(8) Advanced Technology Center P.O. Box 539 Haifa, Israel	4,160,475	14.38%
M.S. Master Investments (2002) Ltd. (3)	2,080,944	7.2%
S.R. Master Investments (2002) Ltd. (3)	2,080,944	7.2%
R.D. Master Investments (2002) Ltd. (3)	2,080,944	7.2%
All directors and officers as a group (9)	16,893,695	58.38%

(1)	3,500,000 shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro Warenhandels GmbH, (“Altro”), in the sum of $1,500,000.

(2)	On August 16, 2002, Mr. Nir Alon, the chairman of our board of directors, signed an agreement to transfer all of his shares in our company to Altro, an Austrian company, controlled by Mr. Nir Alon and members of his family.

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(3)	In an agreement signed between M.S. Master Investments (2002) Ltd. (“MS”), S.R. Master Investments (2002) Ltd. (“SR”), R.D. Master Investments (2002) Ltd. (“RD”) and Avner Shacham (collectively, the “Scan Shareholders”) Nir Alon Holding GmbH, Altro, Nir Alon and Elbit Ltd. on September 8, 2004, (the “Amendment”), which amended the original terms of the Shareholders Agreement entered into among Elbit Ltd., Altro and Nir Alon, dated March 28, 2001, the parties to the Amendment agreed to vote their shares, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board three directors nominated by Nir Alon Holding GmbH or Altro, whichever holds shares of the Company (“Alon”), (including the appointment of Nir Alon as chairman of the board); (b) elect to our board one director designated by Elbit (for as long as the number of shares of our company held by Elbit does not fall below 1,252,090 of our Ordinary Shares; (c) elect to our board two directors designated by the Scan Shareholders; (d) in the event that either the holdings of the Scan Shareholders or Alon represent less than 2,504,180 of our Ordinary Shares (the “10% Threshold”), all parties to the Amendment shall vote their shares to elect one member less than appears in (a) or (c) above, as applicable to the party that falls below the 10% Threshold; (e) in the event that either the holdings of the Scan Shareholders or Alon represent less than 1,252,090 of our Ordinary Shares as a result of the sale of shares (the “5% Threshold”), all parties to the Amendment shall vote their shares to elect two members less than appears in (a) or (c) above, as applicable to the party that falls below the 5% Threshold; (e) in the event the number of directors is decreased under (d) or (e) above, all parties to the Amendment shall vote their shares to fill such vacancy(ies) by voting to elect member(s) agreed upon by Alon and a majority of the Scan Shareholders; and (f) Elbit and Nir Alon Holding GmbH agreed to vote their shares so as to elect Yossi Barath as a member of the board for as long as he is entitled to be appointed director pursuant to our 1993 Formation Agreement. See also description of the Interim Agreement and New Agreement below.

(4)	Simultaneously with its sale of two million of our outstanding ordinary shares to Mr. Nir Alon, Elbit granted an irrevocable proxy to Mr. Alon, according to which he was granted the right to vote such shares until the expiration of eighteen months following the second closing of the purchase agreement between them, which was due to take place in March 2002, after which the proxy would terminate only with respect to such shares which Elbit would sell or transfer from time to time. The second closing did not take place.

(5)	Includes 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001; The price of the options is $1.00 per share.

(6)	In 2004, Altro assigned its rights and obligations under the Plan of Arrangement to Nir Alon Holding GmbH, a company controlled by Nir Alon. Nir Alon Holdings GmbH completed payment of all the installments and was issued with 2,000,000 of our ordinary shares, which amounts to approximately 7.5% of our share capital.

(7)	Since Mr. Nir Alon controls Altro, Mr. Nir Alon may be deemed the beneficial owner of all of the shares held by Altro and Nir Alon Holdings GmbH. In 2004, we issued Mr. Nir Alon, the chairman of our board, options to purchase 600,000 ordinary shares, at an exercise price of $1.25 per share, vesting quarterly over a period of two years.

(8)	Pursuant to the completion of a merger between Elbit and Elron Electronic Industries Ltd. (NASDAQ: ELRN) on May 15, 2002, Elbit’s shares ceased trading on NASDAQ and the TASE at the end of trading on May 15. Following the merger, Elbit became a wholly owned subsidiary of Elron. Elron’s major shareholder is Discount Investment Corporation (“Discount”) which holds 38.5% of Elron’s share capital. Discount has not entered into any voting agreements with other shareholders nor does it hold a majority on Elron’s Board of Directors. In addition, Elbit holds warrants to purchase 1,512,900 of our ordinary shares at an exercise price of $0.35.

(9)	Includes all of the shares deemed as beneficially owned by Mr. Nir Alon, and options immediately exercisable by directors and officers.

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PROPOSAL 1 OF THE MEETING

APPROVAL OF AGREEMENT

Summary of Agreement

        On January 2, 2006, we entered into an agreement (the “Lead Agreement”) with Mivtach–Shamir Holding Company Ltd. (“Mivtach”). Mivtach is an investment company traded on the Tel-Aviv Stock Exchange, with an approximate market cap of $130,000,000. Each of our Audit Committee and Board of Directors has approved the Lead Agreement and the transactions contemplated thereunder. Below is a summary of the terms of the Lead Agreement:

(a)	At the consummation of the Lead Agreement (the “Closing”), subject to paragraph (h) below, Mivtach shall provide us with a loan (the “Loan”) in an aggregate amount of $3,000,000 (the “Principal Amount”). $1,500,000 of the Principal Amount shall be forwarded to the Company at Closing, and the remaining $1,500,000 of the Principal Amount (the “Escrow Amount”) shall be held in escrow subject to our completion of a certain milestone. Additionally, should Mivtach wish to convert the Loan in accordance with its terms, the Escrow Amount shall be released to us from escrow, irrespective of whether we have achieved the milestone.
(b)	Within 24 months following the Closing (the “Conversion Period”), Mivtach may, at their sole discretion, convert the entire Principal Amount (but not part) into 6,000,000 of our Ordinary Shares.
(c)	In the event that Mivtach does not convert the Loan within the Conversion Period, we shall repay the Principal Amount in 30 equal monthly payments, with the first payment due on the first day of the 25th month following the Closing.
(d)	The Loan shall bear interest at the rate of LIBOR plus 2% per annum, compounded quarterly and will be paid on a quarterly basis with the first payment to be made on April 1, 2006. The interest is not convertible into shares and will be paid whether or not the Loan is converted into our shares.
(e)	At Closing, we shall also grant Mivtach a warrant (the “Warrant”) to purchase up to 4,000,000 of our Ordinary Shares at an exercise price of $0.50 per share. The warrant is convertible only if the Loan is converted into our shares and terminates upon conclusion of the Conversion Period.
(f)	The Loan is secured by a second ranking floating charge on the assets of our fully owned subsidiary ScanMaster Systems (IRT) Ltd. (“ScanMaster”), a first ranking fixed charge on the issued and outstanding shares of Panoptes Ltd. (an Israeli privately held company which we anticipate will become a subsidiary of ScanMaster prior to the Closing) and a third ranking floating charge on our assets.
(g)	The Loan shall become immediately due and payable upon the occurrence of certain events, including: the initiation of certain bankruptcy proceedings against us; breach by us of the Lead Agreement; and the termination by us, without Mivtach’s prior approval, of the agreement described in the section captioned “Summary of Compensation Terms of Mr. David Gal” below (the “Management Services Agreement”).
(h)	Consummation of the transaction is subject to the completion of certain financial covenants and other conditions, including: (i) appointment by our Board of Mr. David Gal as its Chairman to take effect at the Closing; (ii) execution of the Management Services Agreement and a Registration Rights Agreement; (iii) termination of the Amendment (as defined in footnote 3 to the list of principal shareholders) and the execution of a new shareholder agreement between Mivtach, Nir Alon Holdings GmbH, Nir Alon, Elbit and MS (the terms of such agreement concerning how the parties will vote their shares in respect of the election of our members Board are described in the section captioned “Summary of New Shareholder Agreement” below); (iv) consummation of the agreement for the purchase by Mivtach of 2,939,192 of our Ordinary Shares from SR, RD and Avner Shacham (the “Former ScanMaster Founders”) as described in the section captioned “Summary of Share Purchase Agreement with the Former ScanMaster Founders” below; (v) adoption of new Articles of Association to replace our current version of Articles of Association; and (vi) approval of the Lead Agreement and transactions contemplated thereunder by our shareholders. In the event our shareholders do not approve the transactions contemplated by the Lead Agreement, we shall be obligated to reimburse Mivtach for certain of its transactions costs.

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(i)	We have undertaken to indemnify Mivtach for claims, actions, suits, losses, liabilities, damages, judgments, settlements, and other reasonable expenses including reasonable attorneys’ fees and disbursements in respect of any material breach of any representation or warranty made by us in the Lead Agreement. We are not obligated to indemnify Mivtach in excess of the Principal Amount.

Additional Agreements upon which the Lead Agreement is Conditional

A.	Summary of Share Purchase Agreement with Former ScanMaster Founders

        A condition to consummation of the Lead Agreement is the purchase by Mivtach of 2,939,192 of our Ordinary Shares from the Former ScanMaster Founders. Mivtach will pay the Former ScanMaster Founders a price per share of $0.55 and certain additional consideration based on the increase in the price of our Ordinary Shares during the 2 year period following the consummation of this transaction, as well as in the event that Mivtach acquires, at a higher share price, additional shares of our Ordinary Shares within 6 months of the consummation of this transaction. In connection with this transaction we have also agreed to extend the Company notice period of Silviu Rabinovitch. Our Audit Committee and Board of Directors in their approval discussed the higher price per share being paid to the Former Scan Founders than the amount due for our shares under the Lead Agreement and noted that the Former Scan Founders would: be losing their controlling interest in our Company as a result of their selling a large percentage of their holdings in our Company and not being a party to any shareholder agreement. Our Audit Committee and Board of Directors noted also that in their agreement with Mivtach, the Former ScanMaster Founders agreed to enter into certain non-competition undertakings. Each of our Audit Committee and Board agreed that the higher share price being paid to the Former Scan Founders was justified for the reasons listed above.

B.	Election of Mr. David Gal as Director to serve as Chairman of the Board

        A condition to the consummation of the Lead Agreement is the appointment of Mr. David Gal as a director to our Board of Directors. Certain information concerning Mr. Gal appears below.

Nominee	Age	Principal Occupation
David Gal	49	David Gal has served as the active Chairman of the Board of Directors of Odin Medical Technologies Ltd. since 2005 and from 2001 through 2004, served as its President and Chief Executive Officer. From 2002 through 2004, Mr. Gal served as the active Chairman of the Board of MindGuard Medical Technologies Ltd. From 1996 through 2000, Mr. Gal served as the President and Chief Executive Officer of WizCom Technologies Ltd. From 1991 through 1995, Mr. Gal served as the Chief Executive Officer of Orbotech Inc.y, headquartered in Boston, USA. From 1989 through 1990, Mr. Gal served as an economic advisor to the Israeli Minister of Finance - Mr. Shimon Peres. Mr. Gal holds a B.A. in economics and business and an M.B.A., from the Hebrew University of Jerusalem.

Summary of Compensation Terms of Mr. David Gal

        Assuming the Lead Agreement is consummated, which will include the election of Mr. David Gal to our Board of Directors, Mr. Gal will serve as Chairman of our Board of Directors and will devote 100% of his time to us, provided that he is allowed to continue to fulfill his obligations to Odin Medical Technologies Ltd. under the current agreement between the parties. Under the terms of the agreement, which is between us and a company controlled by Mr. Gal, we are to pay a monthly fee of $13,500 plus Value Added Tax, lease an automobile for the use of Mr. Gal, and supply him with certain other office related equipment necessary to provide us with his services. The agreement concerning Mr. Gal’s services may be terminated by either party upon providing 3 months prior written notice. If terminated, we shall pay all remuneration for such 3 month notice period. Additionally, we have granted Mr. Gal, subject to shareholder approval, options to purchase up to 600,000 of our Ordinary Shares at an exercise price of $0.50 per share. One third of the options shall vest on December 31, 2006 and thereafter 2.8% of the total shares subject to the option shall vest on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the Chairman of our Board of Directors on the relevant vesting date. Mr. Gal shall be entitled to exercise the options on the date such options have vested and up to 5 years thereafter.

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C.	Summary of New Shareholder Agreement

        A condition to the consummation of the Lead Agreement is that Nir Alon, Nir Alon Holdings GmbH, Elbit, M.S. Master Investments (2002) Ltd. (“MS”) and Mivtach sign a new shareholders agreement, (the “New Agreement”), which will go into effect immediately upon the written notification by Mivtach to the other parties during the Conversion Period, that the New Agreement is effective. Under the New Agreement, the parties to the New Agreement agreed to vote their shares following the Conversion and written notification by Mivtach, within the Conversion Period, to the other parties that the New Agreement is effective, at meetings of our shareholders at which members of the Board are to be elected, as follows: (a) elect to our Board two directors nominated by Mivtach, one of which shall serve as Chairman of our Board, (b) elect to our Board one director nominated by Nir Alon, (c) elect to our Board one director nominated by Elbit, and (d) elect to our Board one director nominated by MS; provided that the party entitled to nominate a director continues to hold 7.5% of our share capital on a fully diluted basis or in the case of MS, has a proxy to vote the Remaining Shares (the “7.5% Threshold”). A reduction of a shareholder’s holdings shall only be deemed to occur upon a sale by a shareholder (or for the purposes of MS, a sale of the Remaining Shares) of our Ordinary Shares. If a shareholder fails to meet the 7.5% Threshold it shall lose the right to nominate a director and such right shall be granted to the shareholder who at such time holds the highest number of our Ordinary Shares. Additionally, the parties to the New Agreement agreed to vote their shares at meetings of our shareholders at which members of the Board are to be elected, if there is no Conversion and Mivtach has notified the other parties of the effectiveness of the New Agreement within the Conversion Period, as follows: (a) elect to our Board two directors nominated by Nir Alon, one of which shall serve as Chairman of our Board, (b) elect to our Board one director nominated by Mivtach, (c) elect to our Board one director nominated by Elbit, and (d) elect to our Board one director nominated by MS; provided that the party entitled to nominate a director continues to hold 5% of our share capital on a fully diluted basis or in the case of MS, has a proxy to vote the Remaining Shares (the “5% Threshold”). A reduction of a shareholder’s holdings shall only be deemed to occur upon a sale by a shareholder (or in the case of MS, a sale of the Remaining Shares) of our Ordinary Shares. If a shareholder fails to meet the 5% Threshold it shall lose the right to nominate a director and such right shall be granted to the shareholder who at such time holds the largest number of our Ordinary Shares. Notwithstanding the foregoing, if prior to May 14, 2008, Elbit holds less than the 7.5% Threshold or the 5% Threshold, as applicable, other than if any reductions in Elbit’s holdings are as a result of sales of our shares by Elbit, Elbit shall maintain its right to designate one member of the Board, until May 14, 2008.

D.	Summary of Interim Shareholder Agreement

        Elbit, MS, Nir Alon Holding GmbH, Altro and Nir Alon intend to sign an additional shareholder agreement prior to Closing (the “Interim Agreement”) to be in effect following the cancellation of the Amendment (which is a condition to the consummation of the Lead Agreement) and prior to the New Agreement going into effect. The parties to the Interim Agreement agreed to vote their shares, at meetings of our shareholders at which members of the Board are to be elected, as follows: (a) elect to our Board two directors nominated by Alon, for as long as Alon holds at least 1,338,111 of our Ordinary Shares; (b) elect to our Board one director nominated by Elbit, for as long it holds at least 1,338,111 of our Ordinary Shares; (c) elect to our Board one director nominated by MS, for as long it holds, or has a proxy to vote the Remaining Shares, at least 1,338,111 of our Ordinary Shares; and (d) elect to our Board one director, who shall also serve as chairman of the board, who is mutually agreed upon by the parties to such agreement. In the event Mr. David Gal is not or is no longer elected as Chairman of our Board, then the parties to the Interim Agreement agreed to vote their shares, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our Board two directors nominated by Alon, one of which shall serve as chairman of our board, for as long as Alon holds at least 1,338,111 of our Ordinary Shares; (b) elect to our Board one director nominated by Elbit, for as long it holds at least 1,338,111 of our Ordinary Shares; (c) elect to our Board one director nominated by MS, for as long it holds at least 1,338,111 of our Ordinary Shares or has a proxy to vote the Remaining Shares; and (d) elect to our Board one director who is nominated by a majority of our Board. In addition, Elbit and Nir Alon Holding GmbH agreed to vote their shares so as to elect Yossi Barath as a member of the board for as long as he is entitled to be appointed director pursuant to our 1993 Formation Agreement The Interim Agreement will be terminated immediately upon the New Agreement (as defined above) going into effect.

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        As described above, a condition to the Closing is the cancellation of the Amendment and that certain of our shareholders and Mivtach enter into the New Agreement. Additionally, certain of our shareholders will be entering into the Interim Agreement to be effective at, and conditional on, the Closing. The shareholders party to the Interim Agreement will hold over 25% of our voting power and the parties to the New Agreement (which cancels and replaces the Interim Agreement) will hold over 45% of our voting power. Furthermore, in the event that Mivtach converts the Loan and fully exercises the Warrant, but the New Agreement does not go into effect, Mivtach will hold over 25% of our voting power. Therefore, the shareholders will be requested to approve the Lead Agreement and the transactions contemplated thereunder, and, in accordance with Section 328(b)(1) of the Israeli Companies Law – 1999, as amended, that as a result of such transactions certain of our shareholders party to such shareholder agreements will together hold over 25% or 45% of our voting power, as applicable. Under the Israeli Companies Law – 1999, as amended, as a general rule, one cannot acquire over 25% of a public company’s voting power (if there is no other shareholder who holds at least 25% of the voting power) or over 45% of a public company’s voting power (if there is no other shareholder who holds at least 45% of the voting power), other than through a private tender offer in accordance with the provisions of the Israeli Companies Law – 1999, as amended. Section 328(b)(1) of the Israeli Companies Law – 1999, as amended, states that a private tender offer is not required if shares are acquired in a private placement that received shareholder approval as a private placement with the intention of providing the acquiror over 25% of a public company’s voting power (if there is no other shareholder who holds at least 25% of the voting power) or over 45% of a public company’s voting power (if there is no other shareholder who holds at least 45% of the voting power).

The shareholders are requested to adopt the following resolution:

RESOLVED, to approve and ratify the Agreement between the Company and Mivtach-Shamir Holdings Ltd. (“Mivtach”) and all the transactions contemplated thereunder (the “Transaction”), in accordance with the terms described in the Proxy Statement circulated in connection with the Meeting, including the appointment of Mr. David Gal as a director of the Company and the payment of his compensation in accordance with the terms as described in the Proxy Statement circulated in connection with the Meeting; and to further approve the Transaction as a private placement with the intention of providing over 25% or 45% of the Company’s voting power, as applicable, in accordance with Section 328(b)(1) of the Israeli Companies Law-1999, as amended, as follows: (i) Mivtach, upon conversion of the Loan (as defined in the Proxy Statement circulated in connection with the Meeting) and the full exercise of the Warrant (as defined in the Proxy Statement circulated in connection with the Meeting), will hold over 25% of the Company’s voting power; (ii) the shareholders party to the Interim Agreement (as defined in the Proxy Statement circulated in connection with the Meeting), will together hold over 25% of the Company’s voting power; and (iii) the shareholders party to the New Agreement (as defined in the Proxy Statement circulated in connection with the Meeting), will together hold over 45% of the Company’s voting power.

        The parties to the New Agreement hold over 25% of our voting power. As such, the Agreement and the transactions contemplated thereunder as described above must be approved by either:

—	the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a “Personal Interest” (as defined below), or
—	the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a “Personal Interest” (as defined below), does not exceed 1% of all the voting power in the Company.

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        The Board of Directors recommends that the shareholders vote “FOR” the approval of the Agreement and the transactions contemplated thereunder as described above.

        Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a “Personal Interest” (as defined below) in connection with this Proposal 1 as a condition for his, her or it vote to be counted with respect to this Proposal 1. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a “Personal Interest” (as defined below) with respect to this Proposal 1, his or her vote with respect to this Proposal 1 will be disqualified.

        For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder, or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PROPOSAL 2 OF THE MEETING

REPLACEMENT OF THE ARTICLES OF ASSOCIATION

        Our existing Articles of Association have been in effect since our initial public offering and were subsequently subject to certain minor amendments. Due to changes in Israel’s business and legal environment and the entering into effect of the new Israeli Companies Law – 1999 as of February 1, 2000, the existing Articles of Association are outdated, and we believe that they do not provide us or our shareholders with the flexibility required to conduct our operations in the most efficient and productive manner. Additionally, replacement of our existing Articles of Association is a condition to the consummation of the transaction with Mivtach. It is therefore proposed to amend and replace our existing Articles of Association in their entirety (the proposed amended Articles of Association shall hereinafter be referred to as the “Amended Articles of Association”). The provisions concerning the exemption, insurance and indemnification of our directors and officers, which were amended by the shareholders on December 29, 2005 to reflect changes in the Companies Law, will remain in the Amended Articles of Association.

        The following list (which is not intended to be exhaustive) includes some of the more significant changes resulting from the new Israeli Companies Law as is reflected in the proposed Amended Articles of Association include the following:

        1.        With the exception of resolutions which require the affirmative vote of a special majority pursuant to the Companies Law, all other resolutions shall be passed by an ordinary majority.

        2.        To the extent permitted by the Companies Law, the Board will have the ability to declare dividends (in cash or in kind) to shareholders without shareholder approval.

        3.        The quorum for shareholders meeting will be the minimum quorum required under applicable law.

A copy of the Amended Articles of Association is attached to this proxy statement as Exhibit A.

        The shareholders are requested to adopt the following resolution:

        RESOLVED, that the Amended Articles of Association of the Company (as defined in the Proxy Statement circulated in connection with the Meeting) are hereby adopted and approved.

        Amendment of our existing Articles of Association requires the affirmative vote of seventy-five percent of the ordinary shares represented at the Meeting and voting on this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the replacement of our existing Articles of Association with the Amended Articles of Association.

10

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

By Order of the Board of Directors

Date: January 25, 2006

11

Exhibit A

ARTICLES OF ASSOCIATION OF
ELBIT VISION SYSTEMS LTD.

Interpretation; General

1.	In these Articles of Association, unless the context otherwise requires:

1.1.	“Articles” – means the articles of association of the Company (as defined below), as shall be in force from time to time.

1.2.	“Board of Directors” – means the board of directors of the Company as appointed from time to time in accordance with the Articles.

1.3.	“Business Day”- means Sunday through Thursday excluding any public holidays on which the branches of the major banks in Israel are closed to the public.

1.4.	“Companies Law” – means the Israeli Companies Law, 5759-1999, as amended from time to time including any regulations promulgated thereunder.

1.5.	“Companies Ordinance” – means the relevant sections of the Companies Ordinance (New Version), 5743-1983, as currently in effect and as may be amended from time to time and any regulations promulgated by virtue thereof.

1.6.	“Company” – means Elbit Vision Systems Ltd.

1.7.	“General Meeting” – means the annual general meeting of the Company’s shareholders and any other duly convened meeting of the Company’s shareholders.

1.8.	“Law” – means the provisions of any law prevailing in the State of Israel, the laws of the United States of America and the laws of any other jurisdiction applicable to the Company, which includes but is not limited to, the rules and regulations of any securities exchange or national market system to which the Company is subject.

1.9.	“Office” – means the office of the Company as recorded with the Israeli Registrar of Companies.

1.10.	“Office Holder” – means any person who is a “Nosei Misra” as defined in Section 1 of the Companies Law.

1.11.	“Ordinary Majority” – means an ordinary majority of all the votes of the shareholders present, in person or by proxy, and entitled to vote at a particular meeting or class meeting of the Company, as applicable, without taking abstentions into account.

1.12.	“Personal Interest” – shall have the meaning defined in Section 1 of the Companies Law.

1.13.	“Register” – means the official share register of the Company kept pursuant to Sections 130 – 134 of the Companies Law and including an “Additional Register” kept pursuant to Section 138 of the Companies Law. For the avoidance of doubt, the list of shareholders kept by the Company’s transfer agent regarding the holder(s) of the Company’s securities, shall be deemed an “Additional Register” for the purposes of these Articles.

1.14.	“Shareholder” – means any individual or entity that is the holder of shares in the Company, as registered in the Register. Notwithstanding the foregoing, the Board of Directors may recognize in its discretion a beneficial owner of shares in place of the holder registered in the Register, upon the submission, by the individual or entity claiming such beneficial ownership, of sufficient proof of ownership to the satisfaction of the Board of Directors.

2.	Unless the subject or the context otherwise requires: (i) words and expressions defined in the Companies Law shall have the same meanings herein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender and vice versa; (iv) words and expressions importing persons shall include bodies corporate; (v) the word “or” is not exclusive; (vi) the word “including” shall mean including, without limitation; (vii) the terms “these Articles”, “hereof”, “hereunder”, “herein” and similar expressions refer to these Articles as a whole, and not to any particular Article, subsection or other portion hereof; (viii) all references in these Articles to “Dollars” or “$” shall mean United States Dollars; all references to “NIS” shall mean New Israeli Shekels; the term “Writing” or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including email, telex, facsimile, telegram, cable or other form of writing produced by electronic communication.

3.	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof. The specific provisions of these Articles shall supersede the provisions of the Companies Law and the Companies Ordinance, as applicable, to the extent permitted under the Companies Law and the Companies Ordinance, as applicable. With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law and the Companies Ordinance, as applicable, shall govern.

Name of the Company

4.	The name of the company is as follows:

4.1.	In Hebrew:

4.2.	In English: Elbit Vision Systems Ltd.

Purpose

5.	The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Companies Law.

Limitation of Liability

6.	The liability of each Shareholder for the Company’s obligations and debts is limited to the unpaid sum, if any, owing to the Company in consideration of the issuance of the shares allotted to such Shareholder.

Authorized Capital

7.	The authorized share capital of the Company is sixty million New Israeli Shekels (NIS 60,000,000) divided into sixty million (60,000,000) Ordinary Shares, nominal value NIS 1.00 per share (“Ordinary Shares”). The Company may alter the authorized share capital in accordance with the terms of the Companies Law.

Donations

8.	The Board of Directors may donate reasonable amounts of money to worthy causes even if such donation is not within the framework of the Company’s business considerations.

Modification of Capital

9.	Subject to the Companies Law, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company by an Ordinary Majority at a General Meeting. Subject to the Companies Law, the provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate meeting of the holders of the shares of a particular class.

Consolidation, Subdivision, Cancellation and Reduction of Share Capital

10.	With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, inter alia, may resort to one or more of the following actions:

10.1.	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

10.2.	allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

10.3.	redeem, in the case of redeemable shares, and subject to applicable Law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

10.4.	cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this Article 10.4.

Allotment of Shares

11.	Subject to the provisions of these Articles, the unissued shares of the Company shall be at the disposal of the Board of Directors, who may, without limiting or affecting any rights previously conferred on the holders of any existing shares, offer, allot, grant options over or otherwise dispose of shares or other securities convertible into shares of the Company, to such persons, at such times and upon such terms and conditions as the Company may by resolution of the Board of Directors determine. The Board of Directors may determine to issue bonds or other types of debt securities or to take a loan on behalf of the Company, all within the limits of such authority and applicable Law.

12.	The Board of Directors may, subject to the provisions of the Companies Law, issue redeemable securities and redeem the same.

Issuance of Share Certificates; Replacement of Lost Certificates

13.	Share certificates shall bear the signature of a director or of any other person or persons authorized with respect thereto by the Board of Directors.

14.	Each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in such Shareholder’s name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares. Each certificate shall specify the nominal value and serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

15.	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register in respect of such co-ownership.

16.	If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

Registered Holder

17.	Except as otherwise provided in these Articles, the Company shall be entitled to treat any Shareholder as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

Payments for Shares

18.	All the shares in the Company’s issued capital shall be fully paid up shares, unless decided otherwise by the Board of Directors.

Remedies of the Company for Shares Not Fully Paid Up

19.	Should the consideration that a Shareholder was required to pay to the Company in consideration for his shares not have been received by the Company, in whole or in part, the following, in addition to any other remedy provided under Law, shall apply:

19.1.	If any Shareholder fails to pay any amount payable in respect of a share, or interest thereon, on or before the day fixed for payment of the same, pursuant to a call made by the Company or otherwise, then all or any portion of the shares in respect of which such payment should have been made may be forfeited by resolution of the Board of Directors, at any time thereafter, so long as the said amount or interest remains unpaid. Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys’ fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such shares. For the avoidance of doubt, in the absence of any other determination in the terms of allocation of such shares, a Shareholder shall not be entitled to receive a dividend, vote or exercise any right of a Shareholder in respect of any shares which have not been fully paid up. All joint holders of a share shall be jointly and severally liable to pay all amounts and interest payable thereon.

19.2.	Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such Shareholder, which notice shall state that in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than seven (7) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

19.3.	Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

19.4.	The Company, by resolution of the Board of Directors and subject to the provisions of the Companies Law, may accept the voluntary surrender of any share.

19.5.	Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be held by the Company as dormant shares, sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

19.6.	Any Shareholder whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all moneys, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, and the Board of Directors, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the Shareholder in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

19.7.	The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 19.

19.8.	Upon any sale of shares after forfeiture or surrender, the Board of Directors may appoint a person to execute an instrument of transfer of the shares so sold and cause the purchaser’s name to be entered in the Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after such purchaser’s name has been entered in the Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19.9	If, according to the terms of allocation of shares, there is no date scheduled for the payment of any part of the price payable, the Board of Directors may make calls, from time to time, upon such purchasers who have not yet paid in full the consideration owed for their shares in respect of any monies yet unpaid on such shares which they hold, and each such purchaser shall be required to pay the Company the amount called on its shares at the date scheduled therein, provided however, that such purchaser receive at least seven days prior notice of the date and place of payment.

19.10	Nothing stated in this Article 19 shall derogate from any other right or remedy of the Company afforded by Law with respect to a Shareholder who has not paid its debt in full to the Company with respect to its shares.

Transfer of Shares

20.	No transfer of shares shall be registered unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company, together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Subject to the terms of these Articles, the effectiveness of such transfer of shares shall not require the approval of the Board of Directors.

21.	All transfers of shares shall be made in the form appearing herein below, or in a similar form, or in any form approved by the Board of Directors from time to time:

“Share Transfer Deed

I, _____________, of __________________, for valuable consideration paid to me by ______________ of ___________________ (“Transferee”), do hereby transfer to the Transferee _____ share(s), nominal value ______ each, numbered ________ to _________ (inclusive), of Elbit Vision Systems Ltd. to hold unto the Transferee, his executors, administrators and assigns, subject to the same terms and conditions on which I held the same at the time of the execution hereof; and I, the said Transferee, do hereby agree to take the said share(s) subject to the aforesaid terms and conditions.

In witness whereof we have hereunto set our hands this ____ day of _______, ____.

__________________ Transferee _______________ Witness	_________________ Transferor ________________ Witness”

Unless otherwise approved by the Board of Directors, such form shall be executed both by the transferor and transferee, and delivered to the Office (or any other placed determined by the Board of Directors) together with the transferred share certificates, if share certificates have been issued with respect to the shares to be transferred, and any other proof of the transferor’s title that the Board of Directors may require. A deed of transfer that has been registered, or a copy thereof, as shall be decided by the Board of Directors, shall remain with the Company. Any deed of transfer that the Board of Directors shall refuse to register shall be returned, upon demand, to the person who furnished it to the Company, together with the share certificate, if furnished.

22.	Subject to the provisions of the Companies Law, the transferor shall be deemed to remain a Shareholder until the name of the transferee is entered into the Register in respect thereof.

23.	The Company may impose a fee for registration of a share transfer, at a reasonable rate as may be determined by the Board of Directors from time to time.

Transmission of Shares

24.	Decedents Shares. Subject to applicable Law, any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article 24 or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

25.	Receivers and Liquidators. Subject to applicable Law, the Company may recognize the receiver or liquidator of any corporate Shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any Shareholder, as being entitled to the shares registered in the name of such Shareholder. Subject to applicable Law, the receiver or liquidator of a corporate Shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any Shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article 25 or of his title, shall be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

Record Date for General Meetings

26.	The Shareholders entitled to receive notice of, to participate in and to vote thereon at a General Meeting, or to express consent to or dissent from any corporate action in writing, shall be determined by the Board of Directors subject to the restrictions set forth under Law. A determination of shareholders of record with respect to a General Meeting shall apply to any adjournment of such meeting.

General Meetings

27.	Annual General Meeting. An Annual General Meeting shall be held once in every calendar year at such time as is required in accordance with applicable Law and at such place either within or without the State of Israel as may be determined by the Board of Directors and shall deliberate over the matters required by the Companies Law or any other applicable Law.

28.	Extraordinary General Meetings. All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”. The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, and shall be obligated to do so upon requisition in writing in accordance with Section 63 of the Companies Law. The Shareholders of the Company may convene an Extraordinary General Meeting in accordance with Section 64 of the Companies Law.

29.	Notice of General Meetings. Subject to the Companies Law, not less than twenty one (21) days’ prior notice shall be given of every General Meeting (the “Notice”). To the extent permitted by applicable Law, the Company will also be permitted not to give notice or to provide a shorter period of notice for a General Meeting, as applicable, as may be permitted under the Companies Law. The Notice shall specify the place, date and hour of the General Meeting, its agenda, a summary of proposed resolutions, the procedure for voting in such General Meeting by proxy and any other matter as shall be required by Law. Notices shall be sent to each of the Shareholders. The accidental omission to provide notice to any Shareholder or the non-receipt of notice sent to a Shareholder, shall not invalidate the proceedings of a General Meeting.

Proceedings at General Meetings

30.	Quorum. Two or more Shareholders (not in default in payment of any sum referred to in these Articles), present in person or by proxy and holding shares conferring in the aggregate the minimum amount of voting power of the Company required by applicable Law to constitute a quorum at General Meetings, shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business. If within half an hour from the time appointed for the meeting a quorum is not present, the General Meeting, if convened upon requisition under Sections 63 or 64 of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned for one week, to the same day, time and place, without it being necessary to notify the Shareholders of such, or to such other time and place as specified in the Notice or to such later day and at such time and place as the Chairman of the General Meeting may determine with the consent of an Ordinary Majority. If a quorum is not present at the adjourned meeting within half an hour of the time fixed for the commencement thereof, subject to the provisions of applicable Law, the persons present shall constitute a quorum. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.

31.	Chairman. The Chairman of the Board of Directors shall preside as Chairman at every General Meeting of the Company. If at any meeting such Chairman does not attend within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as chairman of the meeting and all subject to the Board of Directors not having previously appointed someone else to serve as chairman for such meeting, the Shareholders present shall choose someone of their member to serve as chairman of the meeting.

32.	Adoption of Resolutions at General Meetings.

32.1.	Unless otherwise specifically provided in these Articles or under any applicable Law, all resolutions submitted to the Shareholders shall be deemed adopted if approved by an Ordinary Majority.

32.2.	All questions submitted to a General Meeting shall be decided by a count of votes.

32.3.	Minutes of each meeting of the Shareholders shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present in person at the meeting and all resolutions adopted thereat. Any minutes as aforesaid, if purporting to be signed by the Chairman of the General Meeting, shall constitute prima facie evidence of the matters recorded therein.

33.	Power to Adjourn. The Chairman of a General Meeting at which a quorum is present may, with the consent of an Ordinary Majority (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

34.	Voting Power. Subject to any provision hereof conferring special rights as to, or restricting the right to vote, every Shareholder shall have one vote for each share held by such Shareholder of record, on every resolution, without regard to whether the vote hereon is conducted by a show of hands, by proxy or by any other means.

35.	Voting Rights.

35.1.	Subject to the terms of applicable Law, the right of a Shareholder to vote at any General Meeting (or be counted as a part of the quorum thereat), shall be subject to regulations and procedures with regard to proof of title to the Company’s shares prescribed by the Board of Directors.

35.2.	A company or other corporate body that is a Shareholder of the Company may, by resolution of its directors or any other managing body thereof, authorize any person to be its representative at any General Meeting. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power that such Shareholder could have exercised if such Shareholder were an individual. Upon the request of the Chairman of the General Meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

35.3.	Any Shareholder entitled to vote may vote either personally or by proxy (who need not be a Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by a representative authorized pursuant to Article 35.2.

35.4.	If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register. Separate guardians or separate executors of estates of a deceased registered shareholder shall be deemed, for the purposes of this Article 35.4, as joint Shareholders in such cases.

35.5.	The Board of Directors may determine, in its sole discretion, matters that may be voted upon at a General Meeting by proxy in addition to the matters listed in Section 87(a) to the Companies Law or any such successor provision in the Companies Law.

36.	Proxy. The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I _________________ (Name of Shareholder) of _______________________ (Address of Shareholder) being a shareholder of Elbit Vision Systems Ltd., hereby appoint ___________ (Name of Proxy) of _______________________ (Address of Proxy) as my proxy to vote for me in my name and stead in respect of ______ shares of ______ class which are held by me, at the General Meeting of the Company to be held on the _____ day of ______, 20__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 20__.

_________________________ (Signature of Appointer)”

or in any usual or common form or in such other form as may be approved by the Board of Directors including an instrument effected through the internet or any other electronic medium and including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy. Such instrument shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s). The Board of Directors may demand that the Company be given written confirmation, to its satisfaction, that the given signatories have the authority to bind the corporate body of the appointing Shareholder.

The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent and/or by e-mail to the address of the Company and/or by e-mail to the address of the transfer agent, or at such place and by such means of communication, as the Board of Directors may specify) at least twenty four (24) hours prior to the time fixed for the meeting at which the person named in the instrument proposes to vote.

37.	Disqualification of Proxy

Subject to the provisions of applicable Law, the Chairman of Board of Directors of the Company or the Chairman of any General Meeting, as applicable, may, in his sole discretion, disqualify a proxy and so notify such Shareholder who submitted the proxy, in the following cases:

37.1.	If there is reasonable suspicion that they are forged or falsified;

37.2.	If they are not duly executed or completed as required by the Articles;

37.3.	If more than one choice is marked for the same resolution; or

37.4.	If a resolution requires a majority that includes the votes of persons who do not have a Personal Interest in the matter, and the proxy does not indicate whether or not the Shareholder has a Personal Interest.

38.	Effect of Death of Appointer or Revocation of Appointment. Subject to applicable Law, a vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death, liquidation or winding-up of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up or revocation shall have been received by the Company or by the Chairman of the General Meeting before such vote is cast and provided, further, that the appointing Shareholder, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman of the General Meeting, or otherwise, to the satisfaction of the Chairman of the General Meeting.

Board of Directors

39.	Powers of Board of Directors. The Board of Directors shall determine the Company’s policies, oversee the activities of the Chief Executive Officer, and take such other actions as are described in these Articles, Section 92 of the Companies Law or any other applicable Law. In the absence of a Chief Executive Officer, the Board of Directors shall manage the business of the Company. The authority conferred on the Board of Directors by this Article 39 shall be subject to the provisions of the Companies Law, of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

40.	Exercise of Powers of Directors. A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors. A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon, without taking abstentions into account and with each director entitled to only one vote. The Chairman of the Board of Directors will not have an additional or casting vote, in the case of a tie or otherwise.

41.	Delegation of Powers. Subject to applicable Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons, and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article 41. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee of the Board of Directors shall not be empowered to further delegate such powers.

42.	Number of Directors. The number of directors serving on the Board of Directors may be determined from time to time at a General Meeting, provided however that the overall number of directors at a given time shall not be less than two (2) not more than nine (9), including 2 (two) “outside directors” appointed in accordance with the terms of the Companies Law.

43.	Election and Removal of Directors. With the exception of the election of “outside directors” which shall be governed by the provisions of the Companies Law, directors shall be elected at the Annual General Meeting by an Ordinary Majority. The directors so elected shall hold office until the next Annual General Meeting unless determined otherwise at a subsequent General Meeting. Notwithstanding the aforesaid, if no directors are appointed at the Annual General Meeting, the directors appointed at the previous Annual General Meeting shall continue to hold office. With the exception of the removal of “outside directors” which shall be governed by the provisions of the Companies Law, at a General Meeting by an Ordinary Majority, the Shareholders shall be entitled to remove any director(s) from office, to elect directors in place of the director(s) so removed or to fill any vacancy, however created, including a vacancy resulting from an enlargement of the Board of Directors.

44.	Continuing Directors in the Event of Vacancies. Subject to Article 42, any vacancy in the Board of Directors, however occurring, may be filled by a vote of a majority of the directors then in office, even if less than a quorum. A director elected by the Board of Directors in accordance with this Article 44 shall be elected to hold office until the next Annual General Meeting.

45.	Vacation of Office. The office of a director shall be vacated by the director’s written resignation in accordance with the procedure set forth by applicable Law. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. With the exception of the vacation of the office of an “outside director” which shall be governed by the provisions of the Companies Law, the office of a director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) such director’s death, (ii) such director is convicted of a crime as described in Section 232 of the Companies Law, (iii) such director is removed by a court of law in accordance with Section 233 or the Companies Law, (iv) such director becomes legally incompetent, (v) if such director is an individual, such director is declared bankrupt, or (vi) if such director is a corporate entity, upon its winding-up liquidation, whether voluntary or involuntary.

46.	Remuneration of Directors. The Company is entitled to compensate the members of the Board of Directors for their services as directors provided that such remuneration shall have been approved pursuant to the provisions of the Companies Law and in the case of “outside directors”, the Company must compensate its “outside directors” in accordance with the provisions of the Companies Law. Subject to the provisions of the Companies Law, the Company may reimburse directors for their reasonable expenses for traveling, board and lodging and other expenses connected with their participation at meetings of the Board of Directors and the performance of their duties as directors. The Company may pay additional remuneration to a director who has been asked to provide special services to the Company or who makes special efforts for the Company, subject to approval pursuant to the provisions of the Companies Law.

47.	Alternate Directors. A director may, by written notice to the Company, appoint an alternate for himself (in these Articles referred to as an “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him for any reason. Unless the appointing director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, or revokes such appointment, the appointment shall be for an indefinite period, and for all purposes. Any notice given to the Company pursuant to this Article 47 shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. An Alternate Director shall have all the rights and obligations of the director who appointed him, provided, however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee of the Board of Directors while the director who appointed him is present. One person may not act as Alternate Director for more than one director. The identity of an Alternate Director shall be subject to the restrictions set forth in the Companies Law for directors and the office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 45, and such office shall ipso facto be vacated if the director who appointed such Alternate Director ceases to be a director.

Proceedings of the Board of Directors

48.	Meetings. The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the directors think fit, provided that the Board of Directors shall convene at least once in each calendar quarter. A meeting of the Board of Directors may be called in accordance with Section 98 of the Companies Law and its agenda shall be set in accordance with Section 99 of the Companies Law. All meetings of the Board of Directors must provide not less than five (5) Business Days’ prior written notice of any meeting (including via e-mail), specifying the place, date, hour and detailed agenda of such meeting, unless such notice is waived in writing by all of the directors as to a particular meeting. The Company may require each director to provide it with a fax number or e-mail address to which the Company may send notices and which shall be deemed to have been received by such director upon transmission.

49.	Quorum. Unless otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person or by any other means of communication by which the directors may hear each other simultaneously, of a majority of the directors then in office who are lawfully entitled to participate in the meeting and vote thereon (as conclusively determined by the Chairman of the Board of Directors). If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such time, date and place as the Chairman may determine, provided that not less than two (2) Business Days’ prior written notice shall have been provided to each of the directors of such meeting. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, two (2) members of the Board of Directors present in person shall constitute a quorum.

50.	Chairman of the Board of Directors. The Board of Directors may from time to time elect one of its members to be the Chairman, remove such Chairman from office and appoint another in its place. The Chairman shall preside at every meeting of the Board of Directors, but if he is not present within fifteen (15) minutes of the time fixed for the meeting, or if the appointed Chairman is unwilling to take the chair, the directors present shall choose one of their number to be the chairman of such meeting.

51.	Validity of Acts Despite Defects. Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, shall be as valid as if there were no such defect or disqualification notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid or that they or any of them were disqualified.

52.	Minutes. Minutes of each meeting of the Board of Directors (or any Committee of the Board of Directors) shall be recorded and duly entered in books provided for that purpose. Such minutes shall set forth the names of the persons present at the meeting and all resolutions adopted thereat. Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of a succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

Chief Executive Officer

53.	The Board of Directors shall appoint from time to time one or more persons, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title). The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time. Subject to the terms of the employment agreement of the Chief Executive Officer(s) and any applicable Law, the Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)‘s place.

54.	Subject to the Companies Law and the terms set forth in these Articles, the Chief Executive Officer(s) shall manage the business of the Company pursuant to the policies established by the Board of Directors.

55.	The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer’s employment, subject to the terms of his employment agreement and the provisions of any applicable Law.

Indemnification and Insurance

56.	Subject to the provisions of the Companies Law and to the extent permissible thereunder:

56.1.	The Company may enter into a contract for the insurance of all or part of the liability of an Office Holder with respect to an obligation imposed on such Office Holder due to an act or omission to act in his or her capacity as an Office Holder of the Company.

56.2.	The Company may undertake, in advance, to indemnify an Office Holder with respect to any liability or expense set forth in Section 260 of the Companies Law, that may be imposed on such Office Holder due to any act or omission to act in his or her capacity as an Office Holder.

56.3.	The Company may retroactively indemnify an Office Holder with respect to any liability or expense set forth in Section 260 of the Companies Law that may be imposed upon, or incurred by, such Office Holder due to an act or omission to act in his or her capacity as an Office Holder.

57.	Subject to the provisions of the Companies Law, the Company may release, exculpate and exempt, in advance, all or part of an Office Holder’s liability to the Company for damage which arises from the breach of his or her duty of care to the Company.

58.	The provisions of Articles 56 and 57 above are not intended, and shall not be interpreted to restrict the Company in any manner with respect to the procurement of insurance and/or with respect to indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or provision of any such indemnification shall be approved in such manner as may be required by the Companies Law.

Dividends and Bonus Shares

59.	Declaration of Dividends and Bonus Shares. Subject to the provisions of the Companies Law, the Board of Directors may from time to time declare, and cause the Company to distribute, such dividends and/or bonus shares as may appear to the Board of Directors to be justified. Subject to the Companies Law, the Board of Directors shall determine the time for distribution of such dividends and/or bonus shares and the record date for determining the shareholders entitled thereto. The Shareholders entitled to receive dividends shall be the Shareholders on the date upon which it was resolved to distribute the dividends and/or bonus shares or at such later date as shall be provided in the resolution in question.

60.	Implementation of Powers. The Board of Directors may settle any difficulty which may arise in regard to the distribution of dividends and/or bonus shares as it thinks expedient, and may determine that cash payments shall be made to any Shareholders upon the footing of the value so fixed, or, to the extent permitted under Law, that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash with a trustee in trust for the persons entitled to the dividend and/or bonus shares or capitalized fund as may seem expedient to the Board of Directors.

61.	Deductions from Dividends. The Board of Directors may deduct from any dividend and/or bonus shares or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by such Shareholder to the Company on account of any matter or transaction.

62.	Retention of Dividends. The Board of Directors may retain any dividend and/or bonus shares or other moneys payable or property distributable in respect of a share in respect of which any person is, under these Articles, entitled to become a Shareholder, or which any person is, under these Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

63.	Interest. No dividend and/or bonus shares or other benefit in respect of shares shall bear interest against the Company.

64.	Mechanics of Payment. Any dividend and/or bonus shares or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the Shareholder or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may by writing direct. Every such check shall be made payable to the order of the Shareholder, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the person entitled to the money represented thereby.

Rights of Signature

65.	The Board of Directors shall be entitled to authorize any person or persons (who need not be directors) to act and sign on behalf of the Company, and the signature of such person(s) on behalf of the Company, together with the Company’s name in print or handwriting, shall bind the Company insofar as such person(s) acted and signed within the scope of such person’s authority.

Notices

66.	All notices and other communications made pursuant to these Articles shall be in writing and shall be conclusively deemed to have been duly given: (i) in the case of hand delivery to the Address (as hereinafter defined), on the next Business Day after delivery in the country of delivery; (ii) in the case of delivery by an internationally recognized overnight courier to the Address, freight prepaid, on the next Business Day after delivery in the country of delivery; (iii) in the case of delivery by regular mail, delivery shall be deemed to have taken place at the time the letter would have been delivered in the ordinary course by mail, and no later than two days if mailed in the same country and no more than five days if sent to a place not located in the same country as the place from where it was posted and in each case commencing from the date on which the letter containing the notice as aforesaid was delivered to the post office; (iv) in the case of a notice sent by facsimile transmission to the Address, on the next Business Day after delivery in the country of delivery, if facsimile transmission is confirmed; or (v) in the case of a notice sent by email (or other form of electronic transmission) to the Address, on the date of transmission if a Business Day for the recipient or on the next Business Day in any other case, except where a notice is received by the Company stating that such mail has not been successfully delivered. The term “Address” means, (i) with respect to each Shareholder – such Shareholder’s mail address, facsimile number, email address or any other electronic mode of delivery, as the case may be, as specified in the Register; and (ii) with respect to the Company – the address of the Office or the facsimile number or email address of the Chief Executive Officer of the Company at the Office. A Shareholder may change or supplement the Address for service of any notice pursuant to these Articles, or designate additional addresses, facsimile numbers, email addresses and any other forms of electronic addresses, for the purposes of this Article 66 by giving the Company a written notice of the new contact details in the manner set forth above. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, upon receipt, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 66. All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register, and any notice so given shall be sufficient notice to the holders of such share. Any Shareholder whose Address is not described in the Register, and who shall not have designated in writing an Address for the receipt of notices, shall not be entitled to receive any notice from the Company. Whenever it is necessary to give prior notice of a number of days or notice which is valid for a particular period, the day of delivery shall be taken into account in reckoning the number of days or the period, unless otherwise determined. If notice is given in more than one of the manners specified above, it shall be deemed to have been received on the earliest date on which it is deemed to have been delivered, as provided above.

Merger

67.	Subject to applicable Law, approval of a “merger” as described in the Companies Law, shall require the approval of an Ordinary Majority at the General Meeting or at a class meeting, as the case may be, to the extent that shareholder approval is required for a “merger” pursuant to the provisions of the Companies Law.

Winding Up

68.	If the Company is wound up on liquidation or dissolution, then all the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the sum paid on account of the nominal value of the shares held by them. A voluntary winding up of the Company shall require the approval set forth in the Companies Ordinance or any other approval as may be required by any applicable Law.

Amendment of these Articles

69.	Any amendment of these Articles shall require the approval of an Ordinary Majority, in person or by proxy, as shall be permitted, and voting thereon in accordance with the provisions of the Companies Law. A resolution passed at a General Meeting by Ordinary Majority which amends any of the provisions set forth herein, shall be deemed a resolution to amend these Articles even if not expressly stated as such in the resolution or at the General Meeting.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: January 25, 2006